L'ORÉAL

L'OREAL
International Financial Information Department

Clichy, August 19th, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Weekly disclosures of trading in the Company's own shares from July to August 2005, as filed with the French *Autorité des Marchés Financiers*

Very truly yours,

The International Financial Communications Director

Jean-Régis CAROF

dlw 8/24

L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les transactions réalisées sur ses propres actions pour la période du 08/08/2005 au 11/08/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
08/08/2005	140 000	64,11 €	8 975 960,00
09/08/2005	120 000	64,75 €	7 769 760,00
10/08/2005	110 000	65,39 €	7 192 900,00
11/08/2005	120 000	64,94 €	7 792 800,00
			0,00
Total	490 000		31 731 420,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the transactions made on its own shares for the 08/08/2005 to 11/08/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
08/08/2005	140 000	64,11 €	8 975 960,00
09/08/2005	120 000	64,75 €	7 769 760,00
10/08/2005	110 000	65,39 €	7 192 900,00
11/08/2005	120 000	64,94 €	7 792 800,00
			0,00
Total	490 000		31 731 420,00

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at thepublication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."



L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les transactions réalisées sur ses propres actions pour la période du 01/08/2005 au 05/08/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
01/08/2005	150 000	65,37 €	9 805 350,00
02/08/2005	80 000	65,27 €	5 221 760,00
03/08/2005	150 000	65,36 €	9 804 000,00
04/08/2005	80 000	65,07 €	5 205 600,00
05/08/2005	110 000	64,40 €	7 084 000,00
Total	570 000		37 120 710,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.



L'ORÉAL

Disclosure of trading in own shares



Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the transactions made on its own shares for the 01/08/2005 to 05/08/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
01/08/2005	150 000	65,37 €	9 805 350,00
02/08/2005	80 000	65,27 €	5 221 760,00
03/08/2005	150 000	65,36 €	9 804 000,00
04/08/2005	80 000	65,07 €	5 205 600,00
05/08/2005	110 000	64,40 €	7 084 000,00
Total	570 000		37 120 710,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL



Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les transactions réalisées sur ses propres actions pour la période du 25/07/2005 au 29/07/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
25/04/2005	120 000	65,19 €	7 822 800,00
26/07/2005	120 000	64,92 €	7 789 800,00
27/07/2005	120 000	64,98 €	7 797 800,00
28/07/2005	110 000	65,62 €	7 218 200,00
29/07/2005	60 000	65,21 €	3 912 600,00
Total	530 000		34 541 200,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the transactions made on its own shares for the 25/07/2005 to 29/07/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
25/04/2005	120 000	65,19 €	7 822 800,00
26/07/2005	120 000	64,92 €	7 789 800,00
27/07/2005	120 000	64,98 €	7 797 800,00
28/07/2005	110 000	65,62 €	7 218 200,00
29/07/2005	60 000	65,21 €	3 912 600,00
Total	530 000		34 541 200,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les transactions réalisées sur ses propres actions pour la période du 18/07/2005 au 22/07/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
18/07/2005	70 000	62,35 €	4 364 500,00
19/07/2005	110 000	63,56 €	6 991 050,00
20/07/2005	130 000	63,83 €	8 298 199,00
21/07/2005	80 000	64,85 €	5 188 000,00
22/07/2005	120 000	64,59 €	7 750 800,00
Total	510 000		32 592 549,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels
Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the transactions made on its own shares for the 18/07/2005 to 22/07/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
18/07/2005	70 000	62,35 €	4 364 500,00
19/07/2005	110 000	63,56 €	6 991 050,00
20/07/2005	130 000	63,83 €	8 298 199,00
21/07/2005	80 000	64,85 €	5 188 000,00
22/07/2005	120 000	64,59 €	7 750 800,00
Total	510 000		32 592 549,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'ORÉAL

Déclaration des transactions sur actions propres

En application de l'Article 4 paragraphe 4 du Règlement européen n° 2273/2003 du 22 décembre 2003 pris en application de la Directive 2003/6/CE du 28 janvier 2003, et conformément aux dispositions du communiqué de l'AMF du 13 octobre 2004, L'Oréal déclare ci-après les transactions réalisées sur ses propres actions pour la période du 13/07/2005 au 15/07/2005 :

Séance du	Nombre de titres	Prix moyen pondéré en €	Montant en €
13/07/2005	100 000	62,13 €	6 212 800,00
14/07/2005	90 000	61,86 €	5 566 950,00
15/07/2005	150 000	62,10 €	9 315 000,00
			0,00
			0,00
Total	340 000		21 094 750,00

Ces transactions ont toutes été réalisées directement par L'Oréal : l'exécution du programme dont elles relèvent n'a ni été déléguée à un prestataire de services d'investissement, ni donné lieu à l'utilisation d'instruments dérivés.

Créé par un chimiste il y a presque un siècle, L'Oréal s'est spécialisé dans un seul domaine d'expertise : les cosmétiques. Avec un chiffre d'affaires de 14 milliards €, le groupe concentre ses activités sur 17 marques mondiales culturellement diverses et présentes dans tous les canaux de distribution : L'Oréal Professionnel, Matrix et Redken dans les salons de coiffure, L'Oréal Paris, Maybelline, Garnier, SoftSheen Carson dans la grande distribution, Vichy, La Roche Posay dans les pharmacies et parapharmacies, Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, ainsi que Giorgio Armani, Cacharel, et Ralph Lauren dans les parfumeries et les grands magasins.
La recherche et l'innovation sont au cœur de la stratégie de L'Oréal. Le groupe a développé plus de 120 nouvelles molécules en 40 ans. Les équipes de Recherche conçoivent de nouveaux produits dans tous les métiers de la cosmétique : la coloration et le soin des cheveux, les soins de la peau, le maquillage et les parfums.

Contacts à L'ORÉAL

Actionnaires et Autorités de Marché

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analystes et Investisseurs Institutionnels

Mme Caroline MILLOT
☎ : 01.47.56.86.82
Fax : 01.47.56.80.02

Pour plus d'informations, veuillez consulter les banques, les sociétés de bourse ou les établissements financiers (Code I.S.I.N. : FR0000120321), ainsi que vos journaux habituels ou le site Internet dédié aux actionnaires et investisseurs, http://www.loreal-finance.com, ou sa version nomade sur votre PDA, loreal-finance.com *édition mobile*, ou contacter le numéro Vert : 0 800 66 66 66 *(appel gratuit)*.



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with the position expressed by the AMF on October 13, 2004 L'Oreal declares below the transactions made on its own shares for the 13/07/2005 to 15/07/2005 period :

Session of	Number of shares	Weighted average price in €	Amount in €
13/07/2005	100 000	62,13 €	6 212 800,00
14/07/2005	90 000	61,86 €	5 566 950,00
15/07/2005	150 000	62,10 €	9 315 000,00
			0,00
			0,00
Total	340 000		21 094 750,00

These transactions have all been made directly by L'Oreal : no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

